253G2 1 v024-11366_253g2.htm 253G2                                       Filed pursuant to Rule 253(g)(2)

      File No. 024-11366

Spotlight Capital Holdings, Inc

Supplement No. 1

to the Offering Circular

File No. 24-11366 as amended

qualified March 15, 2021

Supplement Dated: December 15th, 2021

This Supplement No. 1 to the Offering Circular originally qualified March 15, 2021 (this “Supplement”) supplements the offering circular of Spotlight Capital Holdings Inc. (the “Company,” “we,” “us,” or “our”), dated March 15, 2021, as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein. (see the Qualified Offering Statement at https://spotlightcapitalholdings.com/investorrelations.php )

The purpose of this Supplement is to provide updated disclosure regarding the status of our financing operations and related risk factor(s).

The Information changed by this Supplement

On December 15th, 2021 Spotlight Capital Holdings Management elected to affect the Qualified offering of March 15th, 2021 by reducing the value of the offered securities from $0.20 per share to $0.16, and increasing the number of offered securities from 100,000,00 million per year to 125,000,000 million per year in accordance with Rule 253(g)(2) of the “Act” which allows an up to 20% change in a qualified offering statement.

 The following information starting on page 2 of the Qualified Offering Circular for File no. 24-11366 is replaced, in its entirety, starting immediately under the current address of the company. NOTE: This information should be used in conjunction with the entire Qualified Offering Statement (including the disclosures incorporated by reference therein and all amendments or supplements thereto) in consideration: Supplement No. 1 starts

Common Unrestricted Stock of the Company Offered:

                     125,000,000 Common Shares

Total Value of Offering:

$20,000,000

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 73 pages.

253G2 1 v024-11366_253g2.htm 253G2                                       Filed pursuant to Rule 253(g)(2)

      File No. 024-11366

	Offering Price to the Public	Underwriting Discount Commission	Proceeds to Issuer		Proceeds to Others	Stock Class Offered	Offering per Year	Number Of Years Offered
Per Share	$0.16	N/A	$0.16		$00	unrestricted	$0.16	Two
Total	$20,000,000	N/A	$20,000,000	1	$00	unrestricted	$20,000,000	Years

 NOTE: The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. These securities may be sold and/or offers to buy accepted because the Commission has qualified this statement. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained. Under Rule 253(g)(2) and other applicable rules, laws, or regulations, this offering statement may be supplemented (changed by supplement) amended or otherwise adjusted to meet the financial requirements of the Company, all rights reserved.

Item 3. Summary of Risk Factors

These are speculative securities. Investment in the Securities involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 25 of this Offering Circular for a discussion of the following and other risks:

•Since its inception through December15th, 2021, the Management has recorded a net loss and has had no revenue;

•The Company has significant operation history, and the current Management has significant experience in developing projects similar to the Projects anticipated but risk, none-the-less, is inherent therein;

•The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives ;

•There are Projects which are planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value that asset ;

•The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment ;

•Your investment is highly illiquid and the Company does not intend to provide any liquidity options ;

•If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated ; and

•The interest of the Management, the principals and its other affiliates may conflict with your interests.

253G2 1 v024-11366_253g2.htm 253G2                                       Filed pursuant to Rule 253(g)(2)

      File No. 024-11366

Item 4. Dilution

Our net tangible book value as of the date of filing this offering statement was approximately$256,546 due mainly to the fact that when the current management acquired the company it acquired its debt, which is currently estimated at $1,071,218, and there were no other assets. Net tangible book value per share is determined by the price offering on the OTC: Pink (Over the Counter: PINK) times the amount of stock held by the transfer agent. Dilution is detailed in the following graft:

Current Stockholders Equity	$-534,070
Securities outstanding prior to offering	15,501,243
Market value per share according to the ask price on OTC: PINK	$0.0166
Projected Proceeds after offering expenses	$19,975,000
Current Common Stock Value	$256,546
Current Number of Common Shares in Company Treasury	484,498,757
Current Number of Preferred Shares in Company Treasury	5,100,000
Current Preferred Stock Value	$4,900
Number of Shares to be Offered	125,000,000
Total Dilution prior to this offering	0.00%
Total Dilution after this offering	6.41%

The current dilution of the company is the result of a reverse stock split authorized by board resolution in 2014 (Exhibit 1A-7) ... The reverse split resulted in an outstanding stock total of 15,501,243 shares. The stock is currently trading on the OTC: PINK at $0.0166 putting the total value of outstanding stock at $256,546. The outstanding debt of the company stands at $25,000 which will result in available proceeds of about $19,975,000. Spotlight Capital Holdings, Inc holds 484,498,757 shares of common stock in the company treasury for a total current dilution of 0.00%. The projected dilution of the company after a completed offering as detailed herein is expected to be 6.41%...

---END OF SUPPLEMENT No 1 to File 24-11366---

Qualified Offering Update

This Supplement is not complete without, and may not be delivered or used except in connection with, the Qualified Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the securities are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

253G2 1 v024-11366_253g2.htm 253G2                                       Filed pursuant to Rule 253(g)(2)

      File No. 024-11366

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission and the Offering Statement has been qualified by the Commission as of March 15th, 2021.  Information contained in this Qualified Offering Statement has been approved for distribution to and consideration by any authorized accredited Investor. This company’s securities may now be sold and offers to buy be accepted as this statement filed with the Commission has been qualified.

This Offering Circular reflects an offer to sell or the solicitation of an offer to buy securities, but does not indicate the offer in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. Spotlight Capital Holdings, Inc elects to satisfy our obligation to deliver a Final Qualified Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement may be obtained. It is our obligation to provide the Qualified Offering Statement 48 hours before any sale shall commence.

In so keeping this Qualified Offering statement is being forwarded via http://spotlightcapitalholdings.com on the 15th day of March, 2021 by THELTON RAY PERKINS JR Title: Director of Administration for Spotlight Capital Holdings, Inc. In addition, any interested qualified party may request a copy of the Qualified Offering statement from Mr. Deshorn King by emailing dking@spotlightcapitalholdings.com or directly from the website at https://spotlightcapitalholdings.com/investorrelations.php .  A pdf copy of this supplement may also be downloaded for the website address.

Aaron C. Johnson – Chief Executive Officer, Secretary

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.